Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

June 2, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Angela McHale, Esq. Jerard Gibson, Esq.

Re:	Request for Acceleration of Effectiveness
Gramercy Capital Corp.
Registration Statement on Form S-11
(File No. 333-163889)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Gramercy Capital Corp. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on June 4, 2010, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours, Gramercy Capital Corp.

By:	/s/ Jon W. Clark
Name: Jon W. Clark
Title: Chief Financial Officer